[redacted]

12012424

BP 3/10 *

AB 4/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 29 2012
WASH., DC
196

SEC FILE NUMBER
8- 1369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregg Jurkiewicz (617) 760-1745
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/2C

OATH OR AFFIRMATION

I, Gregg Jurkiewicz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Putnam Retail Management LP, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Debra A. Ward

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (Filed Separately)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH OF MASSACHUSETTS

Suffolk County, S.S. Feb, 2012

On this 24th day of February, 2012 before me, the undersigned notary public, personally appeared Gregg Jurkiewicz proved to me through satisfactory evidence of identification, which were Drivers Lic (I.D.) to be the person(s) whose name(s) is/are signed on the preceding or attached document, and acknowledged to me that he/she/they signed it voluntarily for its stated purpose and who swore or affirmed to me that the contents of the documen. are truthful and accurate to the best of his/her/their knowledge and belief in my presence.

Debra A. Ward, Notary Public Debra A. Ward

My Commission Expires 11/30/15

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
(SEC I.D. No. 8-1306878)

Statement of Financial Condition
as of December 31, 2011
and Independent Auditors' Report
and Supplemental Report on Internal Control

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners of Putnam Retail Management Limited Partnership
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Putnam Retail Management Limited Partnership (the "Partnership) (a wholly, indirectly-owned subsidiary of Putnam Investments, LLC) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 6, the Partnership has significant transactions with its parent and its affiliates. These financial statements may not necessarily be indicative of the financial position had the Partnership been operated as an unaffiliated company.

Our audit was conducted for the purpose of forming an opinion on the financial statement taken as a whole. The unconsolidated supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Partnership's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. Such schedule has been subjected to the auditing procedures applied in our audit of the financial statement and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statement taken as a whole.

Deloitte & Touche LLP

February 21, 2012

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
Cash and cash equivalents	$	70,875,066
Accounts receivable from distribution plans		29,025,551
Prepaid expenses and other assets		4,013,799
TOTAL ASSETS	$	103,914,416
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Dealer commissions payable	$	20,047,000
Accrued compensation and employee benefits		1,794,678
Accounts payable and accrued expenses		13,097,492
Commissions payable for distribution plans		23,591,006
Total liabilities		58,530,176
Commitments and contingencies (Note 7)		-
Partners' Capital		45,384,240
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	103,914,416

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION

Putnam Retail Management Limited Partnership (the "Partnership") is a 99% owned subsidiary of Putnam U.S. Holdings I, LLC ("Holdings"), which is a wholly indirectly-owned subsidiary of Putnam Investments, LLC (the "Parent" or "Putnam") and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly owned subsidiary of Holdings. The Parent is a majority indirectly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco").

The Partnership's primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), principally within the United States of America. The Partnership's revenue is largely dependent on the total value and composition of assets under management by Putnam Investment Management, LLC, an affiliate of the Partnership, which includes domestic and international equity and debt portfolios. Accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

The Partnership acts as an introducing broker on a fully disclosed basis. All accounts are carried by, and all trades are cleared through, National Financial Services, LLC ("NFS"). The agreement between the Partnership and NFS provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership monitors its customer activity by reviewing information it receives from NFS on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

The Partnership and its Parent have significant interdependencies, as described in Note 6. The accompanying financial statement has been prepared from the separate records maintained by the Partnership and may not be indicative of the conditions or the results of operations that would have existed if the Partnership had been operated as an unaffiliated company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments in money market funds, which are readily convertible into cash. A portion of the total investment in money market funds is in a fund that is sponsored by an affiliate.

Investments in money market funds of $40,047,258 are measured at fair value on a recurring basis on the Statement of Financial Condition based on the quoted net asset value.

The Partnership's assets and liabilities recorded at fair value have been categorized based upon the following fair value hierarchy description:

Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access. Financial assets and liabilities utilizing Level 1 inputs include actively exchange-traded debt and equity securities and publicly-traded mutual funds with quoted market prices.

Such investments are classified as Level 1, as defined above. There were no reclassifications between levels during the year. There were no other assets or liabilities measured by the Partnership at fair value.

Dealer Commissions Payable

These costs include the commissions paid by the Partnership to the selling broker at the time of the sale of certain other back-end load share classes of mutual funds.

Commissions Payable for Distribution Plans

Trail commissions are paid when due.

Income Taxes

The Partnership is taxed as a corporation for federal and state tax purposes.

The Partnership participates in a tax sharing agreement with a U.S. affiliate of Lifeco. It accounts for income taxes under the modified separate return method. Accordingly, the current and deferred tax provision recorded by the Partnership represents how the Partnership would have computed its provision had it filed separate federal and state tax returns.

Under an agreement with the Parent, the Partnership records via an intercompany transaction with the Parent the amount of its net current and deferred tax provision or benefit. The Parent assumes ultimate responsibility for the payment of all taxes in accordance with federal, state and local laws. As a result of this agreement, the Partnership had no current or deferred tax liabilities or assets recorded on its statement of financial condition at December 31, 2011; rather, such amounts are offset with other intercompany balances with Parent.

As of December 31, 2011, the Partnership does not have any accrued interest and penalties. Each of the Partnership's tax returns filed in the five-year period ended December 31, 2011 remain subject to examination by U.S. federal, state, local or non-U.S. tax authorities.

(3) RISK MANAGEMENT

The Company has policies relating to the identification, measurement, monitoring, mitigating, and controlling of risks associated with financial instruments. The key risks related to financial instruments are credit risk, liquidity risk and market risk (currency, interest rate and equity). Certain risks have been outlined below.

The Company has established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors of the Parent reviews and approves all capital transactions undertaken by management.

(a) Credit Risk

Credit risk is the risk of financial loss resulting from the failure of debtors making payments when due. The Partnership monitors its credit risk management policies continuously to evaluate their effectiveness. The maximum credit exposure is the carrying value of the assets on the Statement of Financial Condition.

(b) Liquidity Risk

Liquidity risk is the risk that the Partnership will not be able to meet all cash outflow obligations as they come due. The following policies and procedures are in place to manage this risk:

- The Partnership closely manages operating liquidity through cash flow matching of assets and liabilities.
- The Partnership has the financial support of its Parent, which maintains a $500,000,000 revolving credit agreement with a consortium of banks.
- The Partnership does not have a significant amount of financial assets that are past due.
- The Partnership anticipates that its financial liabilities will mature within the next fiscal year.

(c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors which include two types: interest rate (including related inflation) risk and equity risk.

(i) Interest Rate Risk

Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change causing a difference in value between the asset and liability. The Partnership's primary exposures to interest rate risk arise from revenue earned on the distribution of funds sponsored by the Parent.

(ii) Equity Risk

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Partnership's primary exposure to equity risk arises from revenue earned by the Partnership that is dependent on the equity and debt portfolios of Putnam Investment Management, LLC ("PIM") sponsored funds.

(4) NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Partnership is subject to the Securities and Exchange Commission's ("SEC") and the Financial Industry Regulatory Authority's ("FINRA") regulations and operating guidelines, including Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires the Partnership to maintain a minimum amount of Net Capital, as defined by SEC Rule 15c3-1, equal to the greater of $25,000 or 6-2/3% of Aggregate Indebtedness, as defined by SEC Rule 15c3-1. In addition, the Partnership is required to maintain a Ratio of Aggregate Indebtedness, as defined by SEC Rule 15c3-1, not to exceed 15 to 1.

The Partnership's net capital, as computed pursuant to Rule 15c3-1, was $35,134,952 at December 31, 2011, which was greater than the required net capital of $3,902,014 by $31,232,938. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 1.67 to 1.

(5) EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Exchange Act, under the provision of subparagraph (k)(2)(ii) thereof, as its transactions are cleared through another broker/dealer on a fully-disclosed basis. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker/dealer are promptly delivered. The Partnership does not otherwise hold funds or securities for, or owe money or securities to, customers.

(6) TRANSACTIONS WITH PARENT

Intercompany balances with Parent

The Partnership instructs its customers to remit cash directly to the Parent and instructs the Parent to disburse cash on its behalf. The Parent also allocates certain expenses to the Partnership. Accounts receivable from/payable to Parent represents the net of intercompany transactions between the Partnership and the Parent due to (i) the above mentioned receipt and payment of cash by the Parent on its behalf; (ii) the recording of expense; and (iii) the previously described tax sharing arrangements. As of December 31, 2011, the Partnership had a net intercompany payable balance. The Partnership has an agreement with the Parent where if the Partnership has an intercompany payable balance, the Parent will forgive the debt. This forgiveness of debt resulted in an increase to Partners Capital of $7,320,516 at December 31, 2011.

Prepaid Dealer Commissions

These costs include the commissions paid by the Partnership to the selling broker at the time of the sale of back-end load share classes of mutual funds ("Class B and C Funds"). Sales commissions paid by the Partnership to brokers in connection with the sale of Class B and C Funds are capitalized as prepaid dealer commissions in the consolidated balance sheets of the Parent, and are amortized by the Parent over the period in which the shareholder is subject to a contingent deferred sales charge, which is charged to the shareholder in the event of early shareholder redemption. The amortization period of prepaid dealer commissions, during which amortization expense is charged on a straight-line basis, does not exceed six years.

Capital Contributions from the Parent

During 2011, the Parent contributed $61,000,000 of capital in the form of cash and cash equivalents and $7,320,516 of capital in the form of forgiveness of debt, to the Partnership. The Partnership anticipates a continued cash flow shortfall. The Parent is committed to the continued funding of the Partnership's operations through fiscal 2012.

(7) COMMITMENTS AND CONTINGENCIES

From time to time, the Partnership is subject to legal actions, including class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the financial position of the Partnership.

In addition, the Partnership receives inquiries, including requests for documents and information, in the course of its business from various state and federal regulators inquiring about certain of the Partnership's policies and procedures. Each of these matters is handled in the ordinary course of business. The Partnership fully responds to these requests and fully cooperates with all regulatory inquiries.

Indemnified Matters

Marsh & McLennan Companies, Inc., Putnam's former parent company, will indemnify Lifeco with respect to certain Putnam-related litigation and regulatory matters following August 3, 2007, the date Lifeco acquired Putnam. This includes, but is not limited to, regulatory and civil matters and litigation involving excessive short-term trading by certain former employees of the Parent and shareholders in shares of the Funds and alleged market timing and late trading activities in the Funds.

(8) SUBSEQUENT EVENTS

The Partnership evaluated subsequent events and transactions occurring after December 31, 2011 through February 21, 2012, the date this financial statement was issued. The Partnership is not aware of any subsequent events which would require recognition or disclosure in the financial statement.

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2011

CAPITAL:	
Partners' Capital	$ 45,384,240
DEDUCTIONS:	
Nonallowable assets:	
Unsecured receivables	140,801
Property and equipment - net	13,860
Prepaid expenses and other assets	3,859,137
Accounts receivable from mutual funds for distribution plans (net of commissions payable for distribution plans)	5,434,545
Total nonallowable assets	9,448,343
OTHER DEDUCTIONS	800,945
NET CAPITAL	$ 35,134,952
AGGREGATE INDEBTEDNESS:	
Dealer commissions payable	20,047,000
Accrued compensation and employee benefits	1,794,678
Accounts payable and accrued expenses	13,097,492
Commissions payable for distribution plans	23,591,006
TOTAL AGGREGATE INDEBTEDNESS	$ 58,530,176
MINIMUM NET CAPITAL REQUIREMENT OF BROKER OR DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $25,000)	$ 3,902,014
EXCESS NET CAPITAL	$ 31,232,938
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.67 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011:

PARTNERS' CAPITAL, AS REPORTED IN PARTNERSHIP'S (UNAUDITED) FOCUS REPORT	$ 45,255,526
EFFECTS OF CAPITALIZING ADDITIONAL CONSULTING LABOR	128,714
PARTNERS' CAPITAL, REVISED (PER ABOVE)	$ 45,384,240
PREPAID EXPENSES AND OTHER ASSETS, AS REPORTED IN PARTNERSHIP'S (UNAUDITED) FOCUS REPORT	$ 3,730,423
EFFECTS OF CAPITALIZING ADDITIONAL CONSULTING LABOR	128,714
PREPAID EXPENSES AND OTHER ASSETS, REVISED (PER ABOVE)	$ 3,859,137

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

February 21, 2012

Putnam Retail Management Limited Partnership
One Post Office Square
Boston, Massachusetts 02109

In planning and performing our audit of the financial statements of Putnam Retail Management Limited Partnership (the "Partnership")(an indirect, wholly owned subsidiary of Putnam Investments, LLC) as of and for the year ended December 31, 2011 (on which we issued our report dated February 21, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP